EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30,
	2018	2017
	(dollars are in millions)
Ratios excluding interest on deposits:
Net income	$208	$594
Income tax expense	232	321
Fixed charges:
Interest on:
Short-term borrowings	121	94
Long-term debt	831	749
Others	28	15
One third of rents, net of income from subleases	25	23
Total fixed charges, excluding interest on deposits	1,005	881
Earnings before taxes and fixed charges, excluding interest on deposits	$1,445	$1,796
Ratio of earnings to fixed charges, excluding interest on deposits	1.44	2.04
Preferred stock dividends(1)	$50	$61
Fixed charges, including preferred stock dividends	$1,055	$942
Ratio of earnings to fixed charges, including preferred stock dividends	1.37	1.91

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$1,005	$881
Add: Interest on deposits	763	507
Total fixed charges, including interest on deposits	1,768	1,388
Earnings before taxes and fixed charges, excluding interest on deposits	1,445	1,796
Add: Interest on deposits	763	507
Earnings before taxes and fixed charges, including interest on deposits	$2,208	$2,303
Ratio of earnings to fixed charges, including interest on deposits	1.25	1.66
Fixed charges, including preferred stock dividends	$1,055	$942
Add: Interest on deposits	763	507
Fixed charges, including interest on deposits and preferred stock dividends	$1,818	$1,449
Ratio of earnings to fixed charges, including interest on deposits and preferred stock dividends	1.21	1.59

(1)	Preferred stock dividends are grossed up to their pretax equivalents.